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Schedule 13D                                                         Page 1 of 7

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            ESC Medical Systems Ltd.
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                                (Name of Issuer)

                  Ordinary Shares, NIS 0.10 par value per share
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                         (Title of Class of Securities)

                                   M408668107
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                                 (CUSIP Number)

        Scott Miller, Esq.                          Bruce McNamara, Esq.
          Coherent, Inc.                      Wilson Sonsini Goodrich & Rosati
     5100 Patrick Henry Drive                     Professional Corporation
  Santa Clara, California 95054                      650 Page Mill Road
          (408) 764-4000                         Palo Alto, California 94304
                                                       (650) 493-9300
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
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                                February 25, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Schedule 13D                                                         Page 2 of 7


CUSIP No.  M408668107
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     1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Coherent, Inc. (I.R.S. Identification No. 94-1622541)
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     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  / /

          (b)  / /
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     3.   SEC Use Only
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     4.   Source of Funds (See Instructions) OO
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     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)
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     6.   Citizenship or Place of Organization Delaware
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Number of      7.  Sole Voting Power
Shares         -----------------------------------------------------------------
Beneficially   8.  Shared Voting Power 5,432,099
Owned by       -----------------------------------------------------------------
Each           9.  Sole Dispositive Power 5,432,099
Reporting      -----------------------------------------------------------------
Person With
               10. Shared Dispositive Power
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     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 5,432,099
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     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
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     13.  Percent of Class Represented by Amount in Row (11) 16.4%
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     14.  Type of Reporting Person (See Instructions)

          CO

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                                       -2-

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Schedule 13D                                                         Page 3 of 7


ITEM 1. SECURITY AND ISSUER

        This statement relates to the Ordinary Shares, par value NIS 0.10 per share ("ESC Ordinary Shares"), of ESC Medical Systems Ltd. ("ESC"), a corporation organized under the laws of the State of Israel. The principal executive offices of ESC are located at Yokneam Industrial Park, P.O. Box 240, Yokneam, Israel 20692.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c),(f) This statement relates to the ESC Ordinary Shares to be acquired by Coherent, Inc. ("Coherent"), a Delaware corporation, in connection with the sale of assets from Coherent to ESC. Coherent engages in the principal business of providing photonics based solutions to the commercial, scientific, medical, and telecom markets. The principal executive offices of Coherent are located at 5100 Patrick Henry Drive, Santa Clara, CA 95054.

                Attached as Exhibit 1 is a chart setting forth, with respect to each executive officer and director of Coherent, his or her name, business address, principal occupation or employment, the name and principal business of the organization in which such employment is conducted, and citizenship.

        (d) During the last five years, neither Coherent nor, to the best knowledge of Coherent, any executive officer or director of Coherent has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        (e) During the last five years, neither Coherent nor, to the best knowledge of Coherent, any executive officer or director of Coherent was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either Coherent or any executive officer or director of Coherent was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        On February 25, 2001, Coherent agreed to acquire 5,432,099 shares of ESC Ordinary Shares in exchange for certain of its assets, principally relating to its Medical Group, pursuant to the terms of the Asset Purchase Agreement, by and among ESC Medical Systems Ltd., Energy Systems Holdings, Inc. and Coherent, dated as of February 25, 2001 (the "Asset Purchase Agreement") . The transactions contemplated by the Asset Purchase Agreement are subject to customary closing conditions, including regulatory approvals and receipt of financing by ESC under commitment letters. The Asset Purchase Agreement is attached as Exhibit 2 hereto.

ITEM 4. PURPOSE OF TRANSACTION

        As described in Item 3 above, the shares of ESC Ordinary Shares reported in this Schedule 13D are to be acquired by Coherent pursuant to, and at the closing of the transactions contemplated by, the Asset Purchase Agreement (the "Closing").

        Coherent will acquire the shares of ESC Ordinary Shares at the Closing for investment purposes in order to obtain a substantial equity position in ESC. In addition, as set forth in the Asset Purchase Agreement, Bernard Couillaud, the President and Chief Executive Officer of Coherent, will join the ESC Board of Directors at the Closing.

        Coherent has also acquired certain rights and incurred certain obligations with respect to ESC which are contained in Asset Purchase Agreement, all of which are included in Exhibits 2 and 3 hereto and described in Item 6 below and incorporated herein by reference. In particular, the Asset Purchase Agreement sets forth terms pertaining to, among other things, Coherent's restrictions on acquisition and disposition of ESC Ordinary Shares, voting

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Scheudle 13D                                                         Page 4 of 7


obligations with respect to ESC Ordinary Shares, registration rights and board representation rights, all as more fully described in Item 6 below.

        Subject to the terms of the Asset Purchase Agreement, while it is not Coherent's present plan or intention to do so, Coherent may seek to acquire additional shares of ESC Ordinary Shares or other securities of ESC through open market purchases, privately negotiated transactions, a public tender offer, a merger, reorganization or comparable transaction, which may include acquisition of a majority and/or controlling interest in ESC. Subject to the terms of the Asset Purchase Agreement, an acquisition of a majority or controlling equity interest in ESC by Coherent could result in (i) changes in the Board of Directors of ESC, (ii) changes in the capitalization or dividend policy of ESC, (iii) changes in ESC's Certificate of Incorporation or Bylaws that may impede the acquisition of control of ESC by any person other than Coherent, (iv) delisting of ESC Ordinary Shares from the Nasdaq National Market (or other national securities market), (v) termination of registration of ESC Ordinary Shares pursuant to Section 12(g)(4) of the Act, or (vi) other events comparable to those enumerated above.

        Alternatively, subject to the restrictions contained in the Asset Purchase Agreement, Coherent may dispose of some or all of the shares of ESC Ordinary Shares held by it in the open market, in privately negotiated transactions to third parties, through a public offering upon exercise of the registration rights outlined below in Item 6, or otherwise, depending upon the course of action that Coherent pursues, market conditions and other factors.

        Although the foregoing represents the range of activities that may be taken by Coherent with respect to ESC, the possible activities of Coherent are subject to change at any time, subject to the terms of the Asset Purchase Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        As of November 10, 2000, according to the Company, there were 27,629,017 ESC Ordinary Shares outstanding.

        (a) As of the date of this Schedule 13D, Coherent was the beneficial owner of 5,432,099 shares of ESC Ordinary Shares, which will represent approximately 16.4% of the outstanding shares of ESC Ordinary Shares, all of which are to be received by Coherent upon the Closing.

        (b) Coherent has shared voting power as to the 5,432,099 shares of ESC Ordinary Shares that it beneficially owns with ESC Medical Systems Ltd. In accordance with the terms of the Asset Purchase Agreement, as further described in Item 5 below, Coherent must cause, for a period of eight (8) years following the Closing, all ESC Ordinary Shares held by Coherent or its controlled affiliates to be voted in the same manner and proportion as the remaining outstanding voting shares of ESC Ordinary Shares with respect to each matter voted upon. However, Coherent or its affiliates may vote the ESC Ordinary Shares held by them in accordance with ESC's board of directors' recommendation.
                In addition, the voting requirements do not apply during any suspension of the Standstill Period (as defined in Item 6 below) or so long as ESC is in breach of its obligations with respect to a director designated by Coherent, as described in Item 6 below.

                Coherent has sole power to dispose or direct the disposition of the ESC Ordinary Shares; however, pursuant to the terms of the Asset Purchase Agreement, Coherent and its controlled affiliates may not offer, sell, transfer, assign or otherwise dispose of more than 2,700,000 shares of ESC Ordinary Shares to any single person or group of affiliates; provided however, that Coherent may transfer ESC Ordinary Shares in an open market transaction through a "broker" or directly with a "market maker" as such terms are defined in the Securities Act of 1933, as amended (the "Securities Act"), in which the identity of the buyer is not disclosed without regard to the foregoing limitation on the amount of ESC Ordinary Shares that may be sold.

        (c) Coherent has not engaged in any transaction during the past 60 days in any shares of ESC Ordinary Shares.


                                      -4-


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Schedule 13D                                                         Page 5 of 7


        (d) No person, other than Coherent, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of ESC Ordinary Shares beneficially owned by Coherent.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        In connection with the Asset Purchase Agreement, Coherent has agreed with ESC to several arrangements concerning the ESC Ordinary Shares to be received thereunder. Pursuant to the terms of the Asset Purchase Agreement, Coherent and its controlled affiliates have agreed not to, knowingly, directly or indirectly, offer, sell, transfer, assign or otherwise dispose of (or make any exchange, gift, assignment or pledge of) (collectively, "Transfer") more than 2,700,000 shares of ESC Ordinary Shares (as such number shall be adjusted to reflect stock dividends, stock splits or similar transactions) to any single person or group of affiliates; provided, that Coherent may transfer ESC Ordinary Shares in an open market transaction through a "broker" or directly with a "market maker" (as such are defined in the Securities Act) in which the identity of the buyer is not disclosed without regard to the foregoing limitation on the amount of ESC Ordinary Shares that may be sold.

        In addition, in connection with the Asset Purchase Agreement, Coherent has agreed that for the period commencing with the Closing and ending on the sixth anniversary of the Closing (the "Standstill Period"), neither it nor any of its controlled affiliates shall, without the prior written consent of ESC: acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise become the beneficial owner (as such term is defined under the Rule 13d-3 of the Act) of (A) any voting securities or direct or indirect rights to acquire any voting securities of ESC or any subsidiary thereof, or of any successor to or person in control of ESC in an amount which, when added to any other voting securities then held by Coherent and its controlled affiliates (including, without limitation, the ESC Ordinary Shares), would cause the total amount of voting securities held by Coherent and its controlled affiliates to exceed twenty three percent (23%) of the outstanding voting stock of ESC (the "Threshold Amount"), or (B) all or a significant portion of assets of ESC or of any such successor or controlling person; provided, however, that the foregoing shall not prohibit Coherent from presenting and discussing with ESC's board of directors a proposal to acquire all or substantially all of the assets of ESC or a controlling equity interest in ESC.

        The limitations set forth in the previous paragraph do not apply if and for so long as (i) an event of default on a 5% promissory note principal amount $12,904,000 to be delivered pursuant to the Asset Purchase Agreement (the "Note") has occurred and is continuing, (ii) a bona fide tender or exchange offer for voting stock of ESC has been commenced but not withdrawn, (iii) a blockage of payment obligations of ESC under the Note, in accordance with its terms, is in effect, (iv) a material breach by ESC of the Registration Rights Agreement between Coherent and ESC delivered pursuant to the Asset Purchase Agreement has occurred and not been cured or (v) ESC has publicly announced a proposed transaction with a third party that would have, if consummated, the effect of a change of control of ESC (but, in the case of clause (v), only to the extent necessary to permit Coherent to submit a proposal for a competing transaction or to purchase Ordinary Shares pursuant to an offer made available to all shareholders) (any such time during which the Standstill Period be suspended is hereinafter referred to as "Free Period"). To the extent Coherent shall have acquired any additional stock or other securities convertible into stock of ESC during a Free Period, the percentage of stock held by Coherent immediately after the end of such Free Period has ended, if greater than 23% of the then outstanding stock of ESC, shall become the Threshold Amount.

        In addition, in the Asset Purchase Agreement, from the Closing Date and so long as Coherent to continues to be the beneficial holder of at least ten percent of the issued and outstanding shares of ESC Ordinary Shares, ESC has agreed take all necessary actions so that ESC shall nominate an individual selected by Coherent (which individual shall be an individual who is either (i) an officer or member of the Board of Director of Coherent or its subsidiaries or (ii) reasonably acceptable to ESC) and ESC shall recommend to its stockholders in writing and include such recommendation in all stockholder proxy materials or other communications relating to the election of directors, and shall use all commercially reasonable efforts to ensure, that such individual be elected to ESC's board of directors at any and all meetings of or pursuant to any and all written actions by ESC's stockholders. ESC's

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Schedule 13D                                                         Page 6 of 7

obligations with respect to such board member shall terminate to the extent that Coherent makes, or in any way participates, directly or indirectly, either individually or as a member of a 13D Group, in any "solicitation" or "proxies" (as such terms are defined in Regulation 14A promulgated under the Act) in opposition to the Board of Directors of ESC. Furthermore, upon the occurrence of any such event, Coherent agreed to cause its designee to resign from the board of directors of ESC. For purposes of the foregoing, "13D Group" means any group of persons formed for the purpose of acquiring, holding, voting or disposing of ESC securities which would be required under Section 13(d) of the Act, and the rules and regulations promulgated thereunder, to file a statement on Schedule 13D pursuant to Rule 13d-1(a) of the rules and regulations promulgated under the Act or a Schedule 13G of the rules and regulations promulgated under the Act pursuant to Rule 13d-1(c) of the rules and regulations promulgated under the Act with the SEC as a "person" within the meaning of Section 13(d)(3) of the Act if such group beneficially owned ESC securities representing more than 5% of any class of ESC securities then outstanding.

        Further, to the fullest extent permitted under applicable law, Coherent has agreed that for a period commencing with the Closing and ending on the eighth anniversary of the Closing, Coherent will cause all of ESC Ordinary Shares held by Coherent or its controlled affiliates to be voted at any meeting of shareholders of the ESC or at any adjournment thereof or in any other circumstances upon which the vote of the shareholders of ESC is sought and to be voted in the same manner and proportion as the remaining outstanding voting shares of ESC Ordinary Shares are voted in each such instance; provided, however, that Coherent may, or may cause its affiliates to, vote the ESC Ordinary Shares held by them in accordance with ESC's board of directors' recommendation. However, these provisions do not apply during any Free Period or as long as ESC is in breach of its obligations with respect to the board member described in the preceding paragraph.

        ESC also agreed to file a registration statement to cover the resale of the shares of ESC Ordinary Shares to be received under the Asset Purchase Agreement and those of certain transferees of those shares. ESC agreed to use its best effort to have such registration statement declared effective no later than the 30 month anniversary of the Closing and to keep such registration statement effective until 96 months after the Closing. The registration statement is subject to customary blackout periods. In addition, in the event that ESC determines to register any of its Ordinary Shares (other than in connection with certain business combinations and employee benefit plans), ESC will include the shares of Ordinary Shares held by Coherent and certain transferees of Coherent's shares in such registration, subject to the exclusion of such shares, on a pro rata basis with any other person with a contractual right to have shares registered, by the underwriter of any offering for market conditions. The form of Registration Rights Agreement is attached hereto as Exhibit 3 and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1.    Chart of Executive Officers and Directors of Coherent

2. Asset Purchase Agreement, by and among ESC Medical Systems Ltd., Energy Systems Holdings, Inc. and Coherent, Inc., dated as of February 25, 2001.

3. Form of Registration Rights Agreement, by and between ESC Medical Systems Ltd. and Coherent, Inc., to be entered into upon the closing of the transaction contemplated by the Asset Purchase Agreement.

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Schedule 13D                                                         Page 7 of 7


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



MARCH 7, 2001
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Date

/s/ SCOTT MILLER
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Signature

Scott H. Miller, Senior Vice President and General Counsel
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Name/Title


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